UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42013

SuperX Ai Technology Limited

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Private Placement of Ordinary Shares of SuperX AI Technology Limited and Warrants

Between October 24 and 30, 2025, SuperX AI Technology Limited, a British Virgin Islands company (“the Company”), entered into multiple private placement subscription agreements (the “Agreements”) with several institutional investors named thereto (the “Purchasers”).

Pursuant to the Agreement, the Company agreed to issue and sell to the Purchasers, and the Purchasers agreed to subscribe for and purchase, for cash in U.S. dollars (USD), an aggregate of 10,900,000 units, each unit consisting of (i) one ordinary share of the Company, no par value per share (the “Ordinary Shares” and such shares, the “Shares”) and (ii) one-third of a warrant to purchase one Ordinary Share of the Company (each, a “Purchaser Warrant,” and together with the Shares, the “Purchaser Units”), at an average purchase price of US$12.18 per Purchaser Unit, irrespective of fluctuations in market prices (the “Private Placement”). The Purchaser Warrants are exercisable for Ordinary Shares at an average exercise price of US$12.18 per share immediately upon issuance until 12 months after the issuance, except that a holder will not be entitled to exercise any portion of the Purchaser Warrants, which, upon give effect to such exercise would cause the holders (together with its affiliates and attribution parties) to beneficially own more than 9.99% of the Company’s Ordinary Shares that would be issued and outstanding following such exercise (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended).

The Agreements contains customary representations, warranties and agreements by the Company and the Purchaser and customary conditions to closing. The Private Placement is expected to close in the week of November 24, 2025, subject to satisfaction of customary closing conditions. As of the date of the filing, 400,000 Ordinary Shares have been issued pursuant to the Agreements and the Company has received US$4,896,000 in gross proceeds.

The securities are being offered and sold by the Company in the Private Placement pursuant to the safe harbor from registration requirements provided by Regulation S under the Securities Act of 1933, as amended (the “Securities Act”) and have not been registered under the Securities Act, or applicable state securities laws. These securities may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements.

The aggregate gross proceeds to the Company from the Private Placement are expected to be approximately US$132.7 million, with the potential to increase by an additional US$44.2 million if all accompanying warrants are exercised in full, in each case before deducting accountable expenses and other estimated expenses. The Company plans to use the net proceeds from this private placement to support the research, development, and production of AI servers, explore investment opportunities in the AI sector, supplement its general working capital and general corporate purposes.

The foregoing are summaries of the Agreement and Purchaser Warrants. They do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 10.1 and 4.1, respectively, to this Current Report on Form 6-K and are incorporated herein by reference.

Forward-Looking Statements:

This Current Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this Current Report are forward-looking statements. Forward-looking statements include, but are not limited to, express or implied statements regarding expectations, hopes, beliefs, intentions or strategies of the Company regarding the future including, without limitation, express or implied statements regarding: the expected completion of the Private Placement, the potential full exercise of the Purchaser Warrants and the additional proceeds therefrom. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. The Company’s actual results may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended June 30, 2024, filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 7, 2024, and the Company’s other filings with the Commission. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrant
10.1	Form of Private Placement Subscription Agreement for Ordinary Shares and Purchaser Warrants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperX AI Technology Limited

Date: October 30, 2025	By:	/s/ Yu, Chun Kit
	Name:	Yu, Chun Kit
	Title:	Executive Director

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